SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*
Despegar.com, Corp.
(Name of Issuer)

Ordinary shares, no par value
(Title of Class of Securities)

G27358103
(CUSIP Number)

December 31, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G27358103
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Expedia, Inc. 91-1996083

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Washington

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
9,590,623 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
9,590,623 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,590,623 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
13.9% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)	The ordinary shares are held of record by Expedia, Inc., a Washington corporation.
(2)
The ownership percentage is calculated based on 69,097,610 ordinary shares of the Issuer outstanding immediately following its initial public offering and the exercise of the underwriters' over-allotment option in full as reported by the Issuer in its Registration Statement on Form F-1.

CUSIP No. G27358103
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Expedia, Inc. 20-2705720

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
9,590,623 (3)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
9,590,623 (3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,590,623 (3)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
13.9% (4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(3)	The ordinary shares are held of record by Expedia, Inc., a Washington corporation, which is a direct wholly owned subsidiary of Expedia, Inc., a Delaware corporation.
(4)
The ownership percentage is calculated based on 69,097,610 ordinary shares of the Issuer outstanding immediately following its initial public offering and the exercise of the underwriters' over-allotment option in full as reported by the Issuer in its Registration Statement on Form F-1.

Item 1(a).	Name of Issuer: Despegar.com, Corp. (the "Issuer").

Item 1(b).	Address of Issuer's Principal Executive Offices: The principal executive offices of the Issuer are located at Juana Manso 999, Ciudad Autónoma de Buenos Aires, Argentina C1107CBR.

Item 2(a).
Name of Person Filing:
This Schedule 13G is filed on behalf of Expedia, Inc., a Washington corporation ("Expedia (Washington)") and Expedia, Inc., a Delaware corporation ("Expedia") (each, a "Reporting Person" and together, the "Reporting Persons").

Item 2(b).	Address of Principal Business Office or, if none, Residence: Expedia and Expedia (Washington) 333 108th Avenue NE, Bellevue, WA 98004

Item 2(c).	Citizenship: Expedia is organized under the laws of the state of Delaware. Expedia (Washington) is organized under the laws of the state of Washington.
Item 2(d).	Title of Class of Securities: Ordinary shares

Item 2(e).	CUSIP Number: G27358103

Item 3.	If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or
240.13d-2(b) or (c), Check Whether the Person Filing Is a(n):

(a)	☒ Not Applicable ☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f)	☐ Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g)	☐ Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Section 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________________________ .

Item 4.	Ownership.

(a)	Amount beneficially owned: See the Cover Page for each of the Reporting Persons.

(b)	Percent of class: See Item 11 of the Cover Page of each of the Reporting Persons, which is based upon Item 9 of the Cover Page of each of the Reporting Persons.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: See Item 5 of the Cover Page of each of the Reporting Persons.

(ii)	Shared power to vote or to direct the vote: See Item 6 of the Cover Page of each of the Reporting Persons.

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 of the Cover Page of each of the Reporting Persons.

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 of the Cover Page of each of the Reporting Persons.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

EXHIBIT INDEX

Exhibit 1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2018	EXPEDIA, INC.

	By:	/s/ Robert J. Dzielak
Name: Robert J. Dzielak
Title: Executive Vice President, General Counsel and Secretary

EXPEDIA, INC. (WASHINGTON)
By:	/s/ Robert J. Dzielak
Name: Robert J. Dzielak
Title: Executive Vice President, General Counsel and Secretary